UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009.
Commission File Number: 001-31221
Total number of pages: 59

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated July 30, 2009 announcing the company’s results for the three months ended June 30, 2009

2.	Materials presented in conjunction with the earnings release dated July 30, 2009 announcing the company’s results for the three months ended June 30, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: July 31, 2009	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Financial Statements	July 30, 2009
For the Three Months Ended June 30, 2009	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	August 5, 2009
Scheduled date for dividend payment:	—
1. Consolidated Financial Results for the Three Months Ended June 30, 2009 (April 1, 2009 — June 30, 2009)
(1) Consolidated Results of Operations
Amounts are rounded off to the nearest 1 million yen.
(Millions of yen)

					Income before
	Operating Revenues		Operating Income		Income Taxes
Three months ended June 30, 2009	1,084,754	(7.3)%	251,819	(15.1)%	247,464	(14.2)%
Three months ended June 30, 2008	1,170,246	—	296,488	—	288,419	—
(Percentages above represent changes compared to the corresponding previous quarterly period)
Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, “Net Income” is not presented on this page. For further details, see Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” on page 3.
(2) Consolidated Financial Position
(Millions of yen, except per share amount)

			Equity Ratio	NTT DoCoMo, Inc.
		NTT DoCoMo, Inc.	(Ratio of NTT DoCoMo, Inc.	Shareholders’ Equity
	Total Assets	Shareholders’ Equity	Shareholders’ Equity to Total Assets)	per Share
June 30, 2009	6,498,969	4,408,193	67.8%	105,560.67 (yen)
March 31, 2009	6,488,220	4,341,585	66.9%	103,965.64 (yen)
“NTT DoCoMo, Inc. Shareholders’ Equity” was previously referred to as “Shareholders’ Equity” in prior years.
2. Dividends

	Cash dividends per share (yen)
	End of the first	End of the second	End of the third
Date of record	quarter	quarter	quarter	Year-end	Total
Year ended March 31, 2009	—	2,400.00	—	2,400.00	4,800.00
Year ending March 31, 2010	—	—	—	—	—
Year ending March 31, 2010 (Forecasts)	—	2,600.00	—	2,600.00	5,200.00
Change in forecasts of dividends during the three months ended June 30, 2009: None

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 — March 31, 2010)
(Millions of yen)

					Income before
	Operating Revenues		Operating Income		Income Taxes
Six months ending September 30, 2009	—	—	—	—	—	—
Year ending March 31, 2010	4,382,000	(1.5)%	830,000	(0.1)%	832,000	6.6%
(Percentages above represent changes compared to the previous year)
Change in earnings forecasts for the fiscal year ending March 31, 2010 during the three months ended June 30, 2009: None
We do not formulate consolidated financial results forecasts for six months ending September 30, 2009. (See more information on page 10.)
Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with SFAS No. 160, “Net Income” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 is not presented on this page. For further details, see Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” on page 3.
4. Others

(1) Changes in significant consolidated subsidiaries (which resulted in changes in scope of consolidation)	None
(2) Application of accounting which is simplified or exceptional for quarterly consolidated financial statements	None
(3) Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements
(i) Changes due to revision of accounting standards and other regulations:	Yes
(ii) Others:	None
(See more information on page 11.)

(4)	Number of issued shares (common stock)

	(i) Number of issued shares (inclusive of treasury stock):	As of June 30, 2009:	43,950,000 shares
		As of March 31, 2009:	43,950,000 shares

	(ii) Number of treasury stock:	As of June 30, 2009:	2,190,193 shares
		As of March 31, 2009:	2,190,193 shares

	(iii) Number of weighted average common shares outstanding:	For the three months ended June 30, 2009:	41,759,807 shares
		For the three months ended June 30, 2008:	42,504,235 shares

*	Explanation for forecasts of operation and other notes:
With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2010, refer to pages 10 and 19.
Consolidated financial statements in this earnings release are unaudited.

Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.”
Effective April 1, 2009, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS No. 160 requires noncontrolling interests, which was previously referred to as “Minority interests”, held by parties other than the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS No. 160 also requires changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions.
Upon the adoption of SFAS No. 160, “Net income”, which includes income attributable to noncontrolling interests, and “Net income attributable to NTT DoCoMo, Inc.” are both presented in the consolidated statements of income and comprehensive income. “Net Income Attributable to NTT DoCoMo, Inc.”, “Basic Earnings per Share Attributable to NTT DoCoMo, Inc.” and “Diluted Earnings per Share Attributable to NTT DoCoMo, Inc.” for the Consolidated Financial Results for the Three Months Ended June 30, 2008 and 2009, as well as “Net Income Attributable to NTT DoCoMo, Inc.” and “Basic Earnings per Share Attributable to NTT DoCoMo, Inc.” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 are as follows:
Consolidated Financial Results for the Three Months Ended June 30, 2009 (April 1, 2009 — June 30, 2009)
Consolidated Results of Operations
(Millions of yen, except per share amount)

			Basic Earnings per Share	Diluted Earnings per Share
	Net Income Attributable to		Attributable to NTT	Attributable to NTT
	NTT DoCoMo, Inc.*		DoCoMo, Inc.	DoCoMo, Inc.
Three months ended June 30, 2009	147,377	(15.1)%	3,529.16 (yen)	—
Three months ended June 30, 2008	173,509	—	4,082.16 (yen)	—
(Percentage above represents changes compared to the corresponding previous quarterly period)
Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 — March 31, 2010)
(Millions of yen, except per share amount)

Basic Earnings per Share
	Net Income Attributable to		Attributable to NTT
	NTT DoCoMo, Inc.*		DoCoMo, Inc.
Six months ending September 30, 2009	—	—	—
Year ending March 31, 2010	493,000	4.5%	11,805.61 (yen)
(Percentage above represents changes compared to the previous year)
We do not formulate consolidated financial results forecasts for six months ending September 30, 2009.

*	“Net Income attributable to NTT DoCoMo, Inc.” is calculated in the same manner as “Net income” for the fiscal year ended March 31, 2009.

DOCOMO Earnings Release	Three Months Ended June 30, 2009

Earnings Release for the Three Months Ended June 30, 2009
<< 1. Operating Results >>
1. Business Overview
As Japan’s mobile phone market continued to mature in line with the rise in cellular penetration rate, the competition among operators has intensified in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we have moved ahead with our business transformation initiatives from a customer-centric perspective based on our new action plan, “Change and Challenge”. We aim to further grow our revenues by offering a wide array of services catered to the diverse needs of customers and thereby expanding the data communications market.
During the three months ended June 30, 2009, we strived to enrich our billing plans, for example, by lowering the minimum rate of our two-tier flat-rate service for unlimited i-mode packet access “Pake-hodai double” as part of our efforts aimed at enhancing customer satisfaction. We also unveiled our 2009 summer model handsets, which include Japan’s first “Android”* phone, and started marketing 13 of these models before June 30, 2009. Meanwhile, we have worked to enrich our video content services by adding to our “docomo-doga”, our mobile video delivery service, video content portfolio a new TV broadcast service called “Bee TV”. This service provided by Avex Broadcasting & Communications Inc., our joint venture with Avex Entertainment Inc., offers TV programs that are accessible only from mobile phones.
As a result, for the three months ended June 30, 2009, we recorded operating revenues and operating income of ¥1,084.8 billion (a decrease of ¥85.5 billion from the same period of the prior year) and ¥251.8 billion (a decrease of ¥44.7 billion from the same period of the prior year), respectively. Income before income taxes was ¥247.5 billion and net income attributable to NTT DoCoMo, Inc. was ¥147.4 billion.

*	Android is a software stack which offers free and open applications development environment.
Consolidated results of operations for the three months ended June 30, 2008 and 2009 were as follows:
<Results of operations>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	June 30, 2008	June 30, 2009	(Decrease)
Operating revenues	¥1,170.2	¥1,084.8	¥(85.5)	(7.3)%
Operating expenses	873.8	832.9	(40.8)	(4.7)

Operating income	296.5	251.8	(44.7)	(15.1)
Other income (expense)	(8.1)	(4.4)	3.7	46.0

Income before income taxes	288.4	247.5	(41.0)	(14.2)
Income taxes	118.0	100.2	(17.8)	(15.0)
Equity in net income (losses) of affiliates	3.1	0.8	(2.3)	(73.7)
Net Income	173.5	148.0	(25.5)	(14.7)
Less: Net (income) loss attributable to noncontrolling interests	(0.0)	(0.7)	(0.6)	—

Net income attributable to NTT DoCoMo, Inc.	¥173.5	¥147.4	¥(26.1)	(15.1)%

EBITDA margin*	40.1%	39.3%	(0.8) point	—

ROCE*	6.2%	5.0%	(1.2) point	—

ROCE after tax effect*	3.7%	2.9%	(0.8) point	—

*
EBITDA and EBITDA margin, as we refer to in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 18.

Notes: 1.	Consolidated financial statements as of and for the three months ended June 30, 2008 and 2009 in this release are unaudited.

2.	Amounts in this release are rounded off.

DOCOMO Earnings Release	Three Months Ended June 30, 2009
<Operating revenues>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	June 30, 2008	June 30, 2009	(Decrease)
Wireless services	¥977.5	¥941.8	¥(35.7)	(3.6)%
Cellular services revenues	936.4	881.9	(54.5)	(5.8)
- Voice revenues	570.3	490.6	(79.7)	(14.0)
Including: FOMA services	486.6	450.3	(36.3)	(7.5)
- Packet communications revenues	366.1	391.3	25.2	6.9
Including: FOMA services	347.7	381.6	33.9	9.7
Other revenues	41.1	59.9	18.8	45.9
Equipment sales	192.8	143.0	(49.8)	(25.8)

Total operating revenues	¥1,170.2	¥1,084.8	¥(85.5)	(7.3)%

Note: Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	June 30, 2008	June 30, 2009	(Decrease)
Personnel expenses	¥63.2	¥64.4	¥1.1	1.8%
Non-personnel expenses	544.0	503.7	(40.3)	(7.4)
Depreciation and amortization	168.5	169.0	0.5	0.3
Loss on disposal of property, plant and equipment and intangible assets	6.0	8.3	2.2	36.7
Communication network charges	82.3	77.7	(4.6)	(5.5)
Taxes and public dues	9.7	9.9	0.2	1.9

Total operating expenses	¥873.8	¥832.9	¥(40.8)	(4.7)%

DOCOMO Earnings Release	Three Months Ended June 30, 2009
2. Segment Information
(1) Mobile phone business
As of June 30, 2009, the total number of our cellular services subscriptions reached 54.86 million, posting an increase of 1.24 million compared to the number as of June 30, 2008, of which FOMA subscriptions accounted for 91.6% or 50.25 million. Our cellular churn rate for the three months ended June 30, 2009 improved significantly to 0.44% compared to 0.51% for the same period of the prior year, owing mainly to the positive impacts of “Fami-wari MAX50” and other new discount services as well as the new handset purchase methods.
The number of subscribers to the new discount services including “Fami-wari MAX50” introduced in August 2007 totaled approximately 34.30 million, while the subscription count of “Value Plan” launched in November 2007 was approximately 24.00 million as of June 30, 2009. As a consequence, aggregate average revenue per unit (ARPU) of cellular (FOMA+mova) services for the three months ended June 30, 2009 decreased to ¥5,440 (down 7.6% compared to the same period of the prior year).
With respect to equipment sales, the number of handsets sold during the three months ended June 30, 2009, declined by 0.60 million from the same period of the prior year to 4.34 million units. Equipment sales revenue decreased from the same period of the prior year resulting from a decrease in number of handsets sold to agent resellers.
As a result, operating revenues and operating income from mobile phone business for the three months ended June 30, 2009, were ¥1,057.9 billion (down ¥96.9 billion compared to the same period of the prior year) and ¥255.2 billion (down ¥45.8 billion compared to the same period of the prior year), respectively.
Number of subscriptions by services, trend of ARPU and other operation data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	June 30, 2008	June 30, 2009	(Decrease)
Cellular services	53,629	54,864	1,235	2.3%
Cellular (FOMA) services	45,200	50,246	5,046	11.2
Including: i-channel services	15,823	16,607	784	5.0
Including: i-concier services	—	1,558	—	—
Including: flat-rate services for unlimited i-mode usage	13,395	19,578	6,183	46.2
Cellular (mova) services	8,429	4,618	(3,811)	(45.2)
i-mode services	48,061	48,597	536	1.1
Notes: 1.	Number of subscriptions of Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

2.
Effective March 3, 2008, FOMA services subscription became mandatory for subscription to “2in1”* service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Cellular services subscriptions and Cellular (FOMA) services subscriptions.

3.	Number of subscriptions to flat-rate services for unlimited i-mode usage = “Pake-hodai” subscriptions + “Pake-hodai full” subscriptions + “Pake-hodai double” subscriptions

4.	Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions
*	“2in1” refers to an optional network service which enables a subscriber to subscribe to an additional phone number and an e-mail address for a single compatible handset

DOCOMO Earnings Release	Three Months Ended June 30, 2009
<Number of handsets sold and churn rate>

	Thousand units
	Three months ended	Three months ended	Increase
	June 30, 2008	June 30, 2009	(Decrease)
Cellular services	4,946	4,344	(603)	(12.2)%
Cellular (FOMA) services
New FOMA subscription	1,039	986	(52)	(5.0)
Change of subscription from mova to FOMA	836	813	(23)	(2.8)
FOMA handset upgrade by FOMA subscribers	3,032	2,538	(494)	(16.3)
Cellular (mova) services
New mova subscription	23	4	(19)	(83.2)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	17	2	(14)	(86.3)

Churn Rate	0.51%	0.44%	(0.07) point	—
<Trend of ARPU and MOU>

	Yen/Minutes
	Three months ended	Three months ended	Increase
	June 30, 2008	June 30, 2009	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥5,890	¥5,440	¥(450)	(7.6)%
Voice ARPU	3,560	3,010	(550)	(15.4)
Packet ARPU	2,330	2,430	100	4.3
Aggregate ARPU (FOMA)	6,260	5,610	(650)	(10.4)
Voice ARPU	3,630	3,010	(620)	(17.1)
Packet ARPU	2,630	2,600	(30)	(1.1)
Aggregate ARPU (mova)	3,890	3,550	(340)	(8.7)
Voice ARPU	3,220	2,940	(280)	(8.7)
Packet ARPU	670	610	(60)	(9.0)

MOU* (FOMA+mova) (minutes)	137	135	(2)	(1.5)%

*	See “Definition and Calculation Methods of ARPU and MOU” on page 17 for details of definitions and calculation methods of ARPU and MOU.
<Results of operations>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	June 30, 2008	June 30, 2009	(Decrease)
Operating revenues from mobile phone business	¥1,154.8	¥1,057.9	¥(96.9)	(8.4)%
Operating income from mobile phone business	301.0	255.2	(45.8)	(15.2)

DOCOMO Earnings Release	Three Months Ended June 30, 2009
(2) Miscellaneous businesses
Operating revenues from miscellaneous businesses for the three months ended June 30, 2009 were ¥26.9 billion, which represented 2.5% of the total operating revenues. The revenues derived mainly from home shopping services provided mainly through TV media, high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥30.3 billion and ¥3.4 billion, respectively.
<Results of operations>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	June 30, 2008	June 30, 2009	(Decrease)
Operating revenues from miscellaneous businesses	¥15.5	¥26.9	¥11.4	73.6%
Operating loss from miscellaneous businesses	(4.5)	(3.4)	1.1	24.6
3. Trend of Capital Expenditures
We continued to improve the quality of our FOMA service area and reinforced its network capacity to meet an increase in traffic demand, together with our efforts to make capital expenditure more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures for the three months ended June 30, 2009 were ¥153.1 billion (down 6.5% compared to the same period of the prior year).
<Breakdown of capital expenditures>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	June 30, 2008	June 30, 2009	(Decrease)
Mobile phone business	¥138.6	¥122.3	¥(16.3)	(11.7)%
Other (including information systems)	25.2	30.8	5.6	22.1

Total capital expenditures	¥163.8	¥153.1	¥(10.7)	(6.5)%

DOCOMO Earnings Release	Three Months Ended June 30, 2009
<< 2. Financial Review >>
1. Financial Position

	Billions of yen
	(UNAUDITED)	(UNAUDITED)	Increase		(Reference)
	June 30, 2008	June 30, 2009	(Decrease)		March 31, 2009
Total assets	¥6,082.3	¥6,499.0	¥416.6	6.8%	¥6,488.2
NTT DoCoMo, Inc. shareholders’ equity	4,278.0	4,408.2	130.2	3.0	4,341.6
Liabilities	1,802.8	2,085.2	282.4	15.7	2,144.9
Interest bearing liabilities	525.9	762.6	236.8	45.0	639.2

Equity ratio (1)	70.3%	67.8%	(2.5) point	—	66.9%
Debt ratio (2)	10.9%	14.7%	3.8 point	—	12.8%

Notes: (1)	Equity ratio = NTT DoCoMo, Inc. shareholders’ equity / Total assets

(2)	Debt ratio = Interest bearing liabilities / (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities)
2. Cash Flow Conditions
For the three months ended June 30, 2009, net cash provided by operating activities was ¥154.5 billion. Net income was ¥148.0 billion, depreciation and amortization charges were ¥169.0 billion, while there was net payment for income taxes of ¥241.6 billion.
Net cash used in investing activities was ¥242.2 billion. Our expenditures for purchases of property, plant and equipment of ¥123.5 billion and purchases of intangible and other assets of ¥91.4 billion were included.
Net cash provided by financing activities was ¥24.3 billion. We spent ¥15.0 billion for repayment of outstanding long-term debt and ¥98.1 billion for payment of cash dividends while financing ¥137.9 billion through issuance of commercial papers.
The balance of cash and cash equivalents was ¥537.2 billion as of June 30, 2009.

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	June 30, 2008	June 30, 2009	(Decrease)
Net cash provided by operating activities	¥135.3	¥154.5	¥19.3	14.2%
Net cash used in investing activities	(190.4)	(242.2)	(51.7)	(27.2)
Net cash provided by (used in) financing activities	(102.7)	24.3	127.0	—
Free cash flows (1)	(55.2)	(87.6)	(32.5)	(58.9)
Free cash flows excluding the effects of changes in investments for cash management purposes (2)*	(105.6)	(90.8)	14.8	14.0

Notes: (1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 18.

DOCOMO Earnings Release	Three Months Ended June 30, 2009
<<3. Prospects for the Fiscal Year Ending March 31, 2010 >>
As Japan’s mobile phone market continues to mature given the high penetration rate and environments surrounding the Japanese economy get severe, the competition among carriers is expected to intensify even further in the future, due to competition among operators in such area as customer acquisition and improvement of services as well as market entry by new competitors such as MVNOs.
Under these market conditions, although the promotion of loyalty marketing is expected to curb churns, operating revenues for the fiscal year ending March 31, 2010 are estimated to be ¥4,382.0 billion, primarily because of the projected decline in ARPU resulting from the rate revisions made in the past. On the expense side, factors such as a projected reduction in network costs resulting from lower capital expenditures and on-going cost cutting efforts are expected to contribute to cost reductions, which are partially offset by the implementation of actions aimed for expanding future profitability and enhancing customer satisfaction. Accordingly, operating income is expected to be ¥830.0 billion.
As we are currently not aware of any factors which may have a material impact on our projected results of operations, we have not revised our projection announced on April 28, 2009.
• Explanation for forecasts of operation and other notes:
The mobile communications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-quarterly results announcement. Providing such prospects on a quarter-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report the progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

DOCOMO Earnings Release	Three Months Ended June 30, 2009
<<4. Others >>
1.	Changes in significant subsidiaries for the three months ended June 30, 2009 (which resulted in changes in scope of consolidation): None
2.	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements : None
3.	Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements:
Business Combinations
Effective April 1, 2009, DOCOMO adopted Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. SFAS No. 141R also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date is required to be recognized and measured as a gain from a bargain purchase. The adoption of SFAS No. 141R did not have a material impact on DOCOMO’s results of operations and financial position.
Noncontrolling Interests in Consolidated Financial Statements
Effective April 1, 2009, DOCOMO adopted SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”. SFAS No. 160 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS No. 160 also requires changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of SFAS No.160, “Noncontrolling interests”, which were previously referred to as “Minority interests” and classified between “Total liabilities” and “Shareholders’ equity” in the consolidated balance sheets, are now included as a separate component of “Equity”. In addition, “Net income” in the consolidated statements of income and comprehensive income now includes net income attributable to noncontrolling interests, which was previously referred to as “Minority interests” and deducted. As a result, the adoption of SFAS No. 160 changed the presentation and disclosure of noncontrolling interest in the consolidated financial statements retrospectively, but did not have a material impact on DOCOMO’s results of operations and financial position.

DOCOMO Earnings Release	Three Months Ended June 30, 2009
<< 5. Consolidated Financial Statements >>
1. Consolidated Balance Sheets

	Millions of yen
		(UNAUDITED)
	March 31, 2009	June 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	¥599,548	¥537,193
Short-term investments	2,448	1,906
Accounts receivable	835,063	826,803
Allowance for doubtful accounts	(15,072)	(15,644)
Inventories	123,206	174,941
Deferred tax assets	102,903	86,658
Prepaid expenses and other current assets	179,632	209,606

Total current assets	1,827,728	1,821,463

Property, plant and equipment:
Wireless telecommunications equipment	5,361,043	5,390,421
Buildings and structures	814,056	816,971
Tools, furniture and fixtures	519,213	522,986
Land	198,985	199,010
Construction in progress	99,232	102,682
Accumulated depreciation and amortization	(4,301,044)	(4,380,163)

Total property, plant and equipment, net	2,691,485	2,651,907

Non-current investments and other assets:
Investments in affiliates	572,014	583,579
Marketable securities and other investments	141,544	154,803
Intangible assets, net	578,728	595,690
Goodwill	154,385	184,031
Other assets	273,440	262,282
Deferred tax assets	248,896	245,214

Total non-current investments and other assets	1,969,007	2,025,599

Total assets	¥6,488,220	¥6,498,969

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥29,000	¥14,000
Short-term borrowings	—	137,962
Accounts payable, trade	668,525	617,969
Accrued payroll	58,627	39,992
Accrued interest	1,187	1,348
Accrued income taxes	238,742	87,491
Other current liabilities	152,354	173,186

Total current liabilities	1,148,435	1,071,948

Long-term liabilities:
Long-term debt (exclusive of current portion)	610,233	610,654
Liability for employees’ retirement benefits	146,326	148,994
Other long-term liabilities	239,918	253,608

Total long-term liabilities	996,477	1,013,256

Total liabilities	2,144,912	2,085,204

Equity:
NTT DoCoMo, Inc. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	785,045	785,045
Retained earnings	3,061,848	3,109,001
Accumulated other comprehensive income (loss)	(65,689)	(46,234)
Treasury stock, at cost	(389,299)	(389,299)
Total NTT DoCoMo, Inc. shareholders’ equity	4,341,585	4,408,193
Noncontrolling interests	1,723	5,572

Total equity	4,343,308	4,413,765

Total liabilities and equity	¥6,488,220	¥6,498,969

DOCOMO Earnings Release	Three Months Ended June 30, 2009
2. Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009
Operating revenues:
Wireless services	¥977,464	¥941,795
Equipment sales	192,782	142,959
Total operating revenues	1,170,246	1,084,754

Operating expenses:
Cost of services (exclusive of items shown separately below)	203,615	219,331
Cost of equipment sold (exclusive of items shown separately below)	242,048	190,826
Depreciation and amortization	168,480	169,005
Selling, general and administrative	259,615	253,773
Total operating expenses	873,758	832,935

Operating income	296,488	251,819

Other income (expense):
Interest expense	(1,140)	(1,614)
Interest income	566	318
Other, net	(7,495)	(3,059)
Total other income (expense)	(8,069)	(4,355)

Income before income taxes	288,419	247,464

Income taxes:
Current	102,531	89,531
Deferred	15,467	10,712
Total income taxes	117,998	100,243
Equity in net income (losses) of affiliates, net of applicable taxes	3,123	821

Net income	173,544	148,042

Less: Net (income) loss attributable to noncontrolling interests	(35)	(665)

Net income attributable to NTT DoCoMo, Inc.	¥173,509	¥147,377

Net income	¥173,544	¥148,042
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(948)	10,462
Change in fair value of derivative instruments, net of applicable taxes	(18)	(27)
Foreign currency translation adjustment, net of applicable taxes	(18,522)	8,887
Pension liability adjustment, net of applicable taxes	(250)	149
Total other comprehensive income (loss)	(19,738)	19,471

Comprehensive income	153,806	167,513

Less: Comprehensive (income) loss attributable to noncontrolling interests	(37)	(681)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥153,769	¥166,832

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	42,504,235	41,759,807

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc. (yen)	¥4,082.16	¥3,529.16

DOCOMO Earnings Release	Three Months Ended June 30, 2009
3. Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009
Cash flows from operating activities:
Net income	¥173,544	¥148,042
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	168,480	169,005
Deferred taxes	17,673	11,225
Loss on sale or disposal of property, plant and equipment	4,718	5,620
Equity in net (income) losses of affiliates	(5,288)	(1,306)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(37,828)	8,911
Increase / (decrease) in allowance for doubtful accounts	421	406
(Increase) / decrease in inventories	(49,510)	(50,888)
(Increase) / decrease in prepaid expenses and other current assets	(20,370)	(20,583)
(Increase) / decrease in non-current installment receivable for handsets	(25,804)	9,214
Increase / (decrease) in accounts payable, trade	(13,272)	4,303
Increase / (decrease) in accrued income taxes	(101,437)	(152,187)
Increase / (decrease) in other current liabilities	4,619	17,792
Increase / (decrease) in liability for employees’ retirement benefits	2,409	2,532
Increase / (decrease) in other long-term liabilities	17,484	13,545
Other, net	(561)	(11,095)

Net cash provided by operating activities	135,278	154,536

Cash flows from investing activities:
Purchases of property, plant and equipment	(163,740)	(123,547)
Purchases of intangible and other assets	(72,033)	(91,400)
Purchases of non-current investments	(1,122)	(2,309)
Proceeds from sale of non-current investments	410	0
Acquisitions of subsidiaries, net of cash acquired	27	(24,900)
Purchases of short-term investments	(1,611)	(1,662)
Redemption of short-term investments	2,036	4,843
Proceeds from redemption of long-term bailment for consumption to a related party	50,000	—
Other, net	(4,413)	(3,204)

Net cash used in investing activities	(190,446)	(242,179)

Cash flows from financing activities:
Proceeds from long-term debt	79,944	—
Repayment of long-term debt	(27,767)	(15,000)
Proceeds from short-term borrowings	—	137,949
Repayment of short-term borrowings	(1,712)	—
Principal payments under capital lease obligations	(814)	(919)
Payments to acquire treasury stock	(49,998)	—
Dividends paid	(102,307)	(98,061)
Other, net	(3)	372

Net cash provided by (used in) financing activities	(102,657)	24,341

Effect of exchange rate changes on cash and cash equivalents	(2,033)	947

Net increase (decrease) in cash and cash equivalents	(159,858)	(62,355)
Cash and cash equivalents at beginning of period	646,905	599,548

Cash and cash equivalents at end of period	¥487,047	¥537,193

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥18	¥27
Cash paid during the period for:
Interest, net of amount capitalized	638	1,453
Income taxes	203,606	241,612

DOCOMO Earnings Release	Three Months Ended June 30, 2009
4. Going Concern Assumption
None
5. Segment Reporting
Segment information for the three months ended June 30, 2008 and 2009 was as follows:

Three months ended	Millions of yen
June 30, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,154,771	¥15,475	¥1,170,246
Operating expenses	853,756	20,002	873,758

Operating income (loss)	¥301,015	¥(4,527)	¥296,488

Three months ended	Millions of yen
June 30, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,057,893	¥26,861	¥1,084,754
Operating expenses	802,662	30,273	832,935

Operating income (loss)	¥255,231	¥(3,412)	¥251,819

DOCOMO does not disclose geographical segments, since the amounts of operating revenues generated outside Japan are immaterial.
6. Significant Changes in NTT DoCoMo, Inc. Shareholders’ Equity
None

(APPENDIX 1)
Operating Data for Fiscal Year Ending March 31, 2010

			Full-year forecast: as announced at April 28, 2009
				Fiscal Year
		(Ref.)	(Ref.)	Ending Mar. 2010	(Ref.)
		Fiscal Year	First Quarter	First Quarter	Fiscal Year
		Ended Mar. 2009	(Apr.-Jun. 2008)	(Apr.-Jun. 2009)	Ending Mar. 31, 2010
		Full-year Results	Results	Results	Full-year Forecast

Cellular
Subscriptions	thousands	54,601	53,629	54,864	55,760
FOMA (1)	thousands	49,040	45,200	50,246	52,980
Communication Module Service (FOMA) (2)	thousands	858	741	897	—
mova	thousands	5,560	8,429	4,618	2,780
Communication Module Service (DoPa) (3)	thousands	669	726	621	—
Prepaid	thousands	38	40	38	—
Market Share (4) (5)%		50.8	51.7	50.6	—
Net Increase from Previous Period (5)	thousands	1,213	241	263	1,160
FOMA (1)	thousands	5,091	1,251	1,206	3,940
mova	thousands	(3,878)	(1,010)	(942)	(2,780)
Churn Rate (5)%		0.50	0.51	0.44	—
Number of Handsets (FOMA+mova) Sold (6)	thousands	20,129	4,946	4,344	—
Aggregate ARPU (FOMA+mova) (7)	yen/month/subscription	5,710	5,890	5,440	5,280
Voice ARPU (8)	yen/month/subscription	3,330	3,560	3,010	2,860
Packet ARPU	yen/month/subscription	2,380	2,330	2,430	2,420
i-mode ARPU	yen/month/subscription	2,340	2,290	2,380	2,360
ARPU Generated from International Services (9)	yen/month/subscription	80	80	70	80
ARPU Generated Purely from i-mode (FOMA+mova) (7)	yen/month/subscription	2,550	2,480	2,610	2,600
Aggregate ARPU (FOMA) (7)	yen/month/subscription	6,010	6,260	5,610	5,420
Voice ARPU (8)	yen/month/subscription	3,360	3,630	3,010	2,860
Packet ARPU	yen/month/subscription	2,650	2,630	2,600	2,560
i-mode ARPU	yen/month/subscription	2,590	2,590	2,540	2,490
ARPU Generated from International Services (9)	yen/month/subscription	90	90	80	90
ARPU Generated Purely from i-mode (FOMA) (7)	yen/month/subscription	2,760	2,730	2,740	2,700
Aggregate ARPU (mova) (7)	yen/month/subscription	3,750	3,890	3,550	3,340
Voice ARPU (8)	yen/month/subscription	3,090	3,220	2,940	2,800
i-mode ARPU	yen/month/subscription	660	670	610	540
ARPU Generated from International Services (9)	yen/month/subscription	10	10	0	10
ARPU Generated Purely from i-mode (mova) (7)	yen/month/subscription	870	860	840	770
MOU (FOMA+mova) (7)	minute/month/subscription	137	137	135	—
MOU (FOMA) (7)	minute/month/subscription	148	150	143	—
MOU (mova) (7)	minute/month/subscription	63	69	54	—
i-mode
Subscriptions	thousands	48,474	48,061	48,597	48,850
FOMA	thousands	44,853	42,118	45,682	47,350
i-mode Subscription Rate (5)%		88.8	89.6	88.6	87.6
Net Increase from Previous Period	thousands	481	68	123	380
i-mode Packet Flat-rate Services Subscriptions (10)	thousands	17,610	13,395	19,578	—
i-channel Subscriptions	thousands	16,545	15,823	16,607	—
i-concier Subscriptions	thousands	929	—	1,558	—
Others
DCMX Subscriptions (11)	thousands	8,980	6,440	9,620	11,800

*	Please refer to the appendix 2 for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2in1 in principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)	FOMA Ubiquitous plan subscriptions

(3)	DoPa Single service subscriptions

(4)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(5)	Data are calculated including communication module services subscriptions.

(6)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova

(7)	Data are calculated excluding communication module services-related revenues and communication module services subscriptions.

(8)	Inclusive of circuit-switched data communication

(9)	Inclusive of voice communication and packet communication

(10)	Sum of “Pake-hodai double” subscriptions, “Pake-hodai full” subscriptions and “Pake-hodai” subscriptions

(11)	Inclusive of DCMX mini subscriptions

(APPENDIX 2)
Definition and Calculation Methods of ARPU and MOU
1. Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1]:

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Use): Average monthly communication time per subscription.
2. ARPU Calculation Methods
i)	ARPU (FOMA+mova)
•	Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

•	Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA+mova)

•
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)}/ No. of active subscriptions (FOMA+mova)

•	i-mode ARPU (FOMA+mova)[2]: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA+mova)

•	ARPU generated purely from i-mode (FOMA+mova)[3]: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA+mova))
ii)	ARPU (FOMA)
•	Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

•	Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

•	i-mode ARPU (FOMA)[2]: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

•	ARPU generated purely from i-mode (FOMA)[3]: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA))
iii)	ARPU (mova)
•	Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)

•	Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

•	i-mode ARPU (mova)[2]: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)

•	ARPU generated purely from i-mode (mova)[3]: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (mova))
3. Active Subscriptions Calculation Methods
No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:

No. of active subscriptions for each month:

(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2

No. of active subscriptions for full-year results/forecasts:

Sum of No. of active subscriptions for each month from April to March

1	Communication module services subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of i-mode subscriptions as a denominator.

(APPENDIX 3)
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin

	Billions of yen
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009
a. EBITDA	¥469.7	¥426.4

Depreciation and amortization	(168.5)	(169.0)
Loss on sale or disposal of property, plant and equipment	(4.7)	(5.6)

Operating income	296.5	251.8

Other income (expense)	(8.1)	(4.4)
Income taxes	(118.0)	(100.2)
Equity in net income (losses) of affiliates	3.1	0.8
Less: Net (income) loss attributable to noncontrolling interests	(0.0)	(0.7)

b. Net income attributable to NTT DoCoMo, Inc.	173.5	147.4

c. Operating revenues	1,170.2	1,084.8

EBITDA margin (=a/c)	40.1%	39.3%
Net income margin (=b/c)	14.8%	13.6%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE after tax effect

	Billions of yen
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009
a. Operating income	¥296.5	¥251.8
b. Operating income after tax effect {=a*(1-effective tax rate)}	175.2	149.1
c. Capital employed	4,779.4	5,075.8

ROCE before tax effect (=a/c)	6.2%	5.0%
ROCE after tax effect (=b/c)	3.7%	2.9%

Notes:
The effective tax rate for the three months ended June 30, 2008 and 2009 was 40.9% and 40.8%, respectively.
Capital employed = Two period ends average of (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

3. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Three months ended	Three months ended
	June 30, 2008	June 30, 2009
Free cash flows excluding changes in investments for cash management purposes	¥(105.6)	¥(90.8)

Changes in investments for cash management purposes (*)	50.4	3.2

Free cash flows	(55.2)	(87.6)

Net cash used in investing activities	(190.4)	(242.2)
Net cash provided by operating activities	135.3	154.5

Note:
(*)Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Special Note Regarding Forward-Looking Statements
This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this Earnings Release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1.
Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
3.
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
5.
The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
7.
As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.
10.
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.
13.	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations.

Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved. NTT DOCOMO, INC. Results for the first three months of the fiscal year ending Mar. 31, 2010 July. 30, 2009

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: 1. Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. 2. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. 3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. 4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. 5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. 6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. 7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. 8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. 9. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image. 10.Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. 11.Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image. 12.Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations. 13.Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders. Forward-Looking Statements

FY2009/1Q Financial Results Highlights Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved.

SLIDE No. 3

FY2009/1Q Financial Results

US GAAP

	2008/4-6 (1Q) (1)	2009/4-6 (1Q) (2)	Changes (1)→(2)	2010/3 (Full-year forecast) (3)	Progress to forecast (2) /(3)
Operating Revenues (Billions of yen)	1,170.2	1,084.8	-7.3%	4,382.0	24.8%
Cellular Services Revenues (Billions of yen)	936.4	881.9	-5.8%	3,449.0	25.6%
Operating Expenses (Billions of yen)	873.8	832.9	-4.7%	3,552.0	23.4%
Operating Income (Billions of yen)	296.5	251.8	-15.1%	830.0	30.3%
Income Before Income Taxes (Billions of yen)	288.4	247.5	-14.2%	832.0	29.7%
Net income attributable to NTT DOCOMO, INC. (Billions of yen)	173.5	147.4	-15.1%	493.0	29.9%
EBITDA Margin (%) *	40.1	39.3	-0.8 points	35.8	-
Adjusted Free Cash Flow (Billions of yen) *	-105.6	-90.8	+14.0%	380.0	-

◆Consolidated financial statements in this document are unaudited.

* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 35 and the IR page of our website, www.nttdocomo.co.jp.

◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.

RESULTS FOR 1Q OF FY2009 3 / 35

FY2009/1Q Financial Results Highlights (1) FY2009/1Q Financial Results: Main Topics Total handset sales New handset purchase method "Value Plan" subscriptions grew by 2.7-fold from same period of last fiscal year FY09/1Q: 4.34 million units Down 600,000 units year-on-year Flat-rate services Pake-hodai subscription rate* grew to 43% * Pake-hodai subscription rate= No. of Pake-hodai subscriptions (inclusive of "Pake-hodai full" and "Pake-hodai double" subscriptions)/Total FOMA i-mode subscriptions Decrease in voice revenues Growth in packet revenues Decrease in equipment sales revenues & cost of equipment sold

SLIDE No. 5

FY2009/1Q Financial Results Highlights (2)

Key factors behind YOY changes in operating income



Impact of expanded uptake of Value Plan
Down ¥30 billion
Decrease in voice revenues: Down ¥79.7 billion
Increase in no. of "Pake-hodai double" subscriptions
Increase in packet revenues: Up ¥25.2 billion
Decrease in equipment sales revenues: Down ¥49.8 billion
Increase in other revenues: Up¥18.8 billion
Decrease in cost of equipment sold: Down ¥46.9 billion
Decrease in other expenses: Up ¥6.1billion
Operating income ¥296.5 billion
Operating Income ¥251.8 billion
Down 44.7 billion (15.1%) year-on-year
Operating revenues: Down ¥85.5 billion
Operating expenses: Down ¥40.8 billion
FY2008/1Q
FY2009/1Q

RESULTS FOR 1Q OF FY2009 5 / 35

1Q 2Q 3Q 4Q 1Q 2Q (forecast) 3Q (forecast) 4Q (forecast) 2965 2805 1698 842 2518 2255 2119 1425 FY2009/1Q Financial Results Highlights (3) 296.5 280.5 169.8 251.8 84.2 FY2008 Operating income: \831.0 billion FY2009 Operating income: \830.0 billion (forecast) (Billions of yen) In FY2008, large amount of income was generated in the first half, due to income-boosting effect resulting from the introduction of new handset purchase method FY2009/1Q operating income was almost in line with forecast Plan to continually promote initiatives aimed at growing packet revenues and improving cost efficiency to achieve annual operating income target of \830 billion Impact of income-boosting effect of new handset purchase method Accelerated depreciation of mova-related assets, etc. Irregular factors for FY2008 300 0

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 10-12(3Q) 08/3(?) 09/3(?) YOY changes in packet ARPU (%) 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 9.5 7.3 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 70 90 (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2,170 2,320 Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 4090 2200 2360 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2200 4160 3280 6,560 6,550 6,290 Aggregate ARPU for FY2009/1Q was 5,440 yen (Down 7.6% year-on-year) Packet ARPU was 2,430 yen (Up 4.3% year-on-year) 6,050 2,120 2,210 2,200 2,270 Cellular (FOMA+mova) ARPU Full-year aggregate ARPU: \6,360 (Down 5.1% year-on-year) Full-year aggregate ARPU: \5,710 (Down 10.2% year-on-year) For an explanation of ARPU, please see Slide 34 of this document, "Definition and Calculation Methods of MOU and ARPU". (yen) 5,890 5,860 5,730 5,390 2,330 2,410 2,390 2,420 2,430 5,440 FY2009

07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 10/3(Forecast) 1122 1756 22.09 25.86 28.46 30.43 32.72 34.25 36.36 4173 3559 3130 2777 2548 0.21 0.33 0.41 0.48 0.53 0.562 0.599 0.624 65.2 07/12 08/3 08/6 08/9 08/12 09/3 09/6 159 529 889 1296 1648.3 2082 2399 ? 0.94 0.978 0.968 0.923 0.952 0.98 0.987 New Discount Services*1 New Purchase Methods New Business Model "Value Plan" subscriptions & "Value Course" selection rate*2 No. of subscriptions (Million subs.) (Subscription rate) *1 "Fami-wari MAX 50", "Hitoridemo Discount 50" and "Office-wari MAX 50" *2 Percentage of users who chose "Value Course" among total users who purchased a handset using new purchase methods :"Value Course" selection rate (right axis) :No. of "Value Plan" subs (left axis) (Million subs.) (Selection rate) :Subscription rate (right axis) :No. of subscriptions (left axis) FY2007 FY2008 FY2009 FY2007 FY2008 FY2009

SLIDE No. 9

# Churn Rate

- **FY2009/1Q churn rate was 0.44%**

## Cellular (FOMA+mova) Churn Rate


Full-year churn rate: 0.80%
Full-year churn rate: 0.50%
FY2009
(%)
1.00
0.50
0.00
0.51%
0.52%
0.44%
0.52%
0.44%
New discount services (Aug. 07)
New handset purchase method (Nov. 07)
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY2007
FY2008
FY2009

RESULTS FOR 1Q OF FY2009 9 / 35

Net Additions/MNP No. of net additions in FY2009/1Q: 263,000 subs MNP subscriber acquisition/loss performance continued to improve 06/10 06/11 12 07/1 07/2 07/3 4 07/5 6 07/7 8 07/9 10 07/11 12 08/1 08/2 3 4 08/5 6 08/7 8 08/9 10 08/11 12 09/1 09/2 09/3 4 09/5 6 MNP+- -73228 -163929 -109300 -98489 -74164 -110667 -89357 -58275 -63397 -82668 -90193 -77701 -70460 -58058 -61515 -61403 -66371 -136960 -59228 -58262 -38576 -51074 -43673 -26102 -13339 -1100 1200 2480 -7053 -39060 -19333 -20007 -10465 Monthly net acquisitions/losses of MNP subscribers No. of net additions (comparison with 1Q of previous fiscal years) 2007/1Q 2Q 3Q 4Q 2008/1Q 2Q 3Q 4Q 2009/1Q 22.5 9.6 20.9 23.7 24.1 30.8 21.8 44.6 26.3 -57.5 -77.7 88.3 -41.8 7.1 220.8 4.3 88.2 9.1 (10,000subs) 22.5 24.1 26.3 Significant decrease in MNP outflows (10,000subs)

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 11 11 13.29 14.55 12.1 13.31 12.56 13.58 9.6 10.23 8.86 10.67 8.686 5.7 6.12 6.86 7.36 6.24 6.56 6.52 6.42 4.947 5.318 4.511 5.353 4.343 Total Handset Sales FY2007 FY2008 Calculated based on financial results materials of each company Handsets sold by TU-KA and EMOBILE are not included FY2009 : Total handsets sold (DoCoMo + au +SOFTBANK) : Total handsets sold (DoCoMo) (Millions units) 4.3 4 Total no. of handsets sold in FY2009/1Q: 4.34 million (Down 12% year-on-year) 4.95 6.24

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 10/3 (forecast) FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 2621.6 2908.8 3211.3 35.529 37.854 40.0426 42.0775 43.9493 45.199 46.44 47.49 49.0403 50.25 52 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 2545.6 2300.5 2010 17.0916 14.991 12.8991 11.073 9.4384 8.428 7.49 6.66 5.5604 4.62 3.5 No. of subscribers who have migrated to FOMA in FY2009/1Q: 810,000 Aim to grow FOMA subscriptions to 95% of total by Mar. 31, 2010 Subscriber Migration to FOMA mova 55.76 52.98 (95.0%) 49.04 (89.8%) 54.60 53.39 43.95 (82.3%) 9.44 5.56 2.78 Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions (Million subs.) Inclusive of Communication Module Services subscriptions 14.99 37.85 (71.6%) 52.85 54.86 4.62 50.25 (91.6%) 45.20 (84.3%) 8.43 53.63 FY2007 FY2008 FY2009

Principal Actions and Results Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved.

Actions undertaken to transform DOCOMO and to respond to customers' requests Appointment Visit & investigate "Mobile Phone Checking Service" "Battery Pack Anshin Support" * From July 1, 2009 Tester Free portable charger Free battery pack Or Free check-up of mobile phones Customer visit within 48 hours Expanded after-sales support No. of visits11,000 Percentage of cases resulting in immediate improvement 78% FY2009/1Q track record Improvement of Customer Satisfaction (No. of visits completed in FY2008: Approx. 13,000) Percentage of customers who responded "satisfied" after visit95% Visit customers "in principle within 48 hours" after receiving inquiries for area coverage/quality * * Including some case to be improved

Expansion of Packet Usage Minimum rate of "Pake-hodai double" to be lowered from \490 to \390/month (effective Aug. 1, 2009) so that customers can use our service more easily without worries about phone bill Enrich video content aiming to establish our reputation for outstanding video content services Revision of "Pake-hodai double" rates \315/Month (tax included) 05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/06 10/3() 267.6689 327.0285 388.2829 444.9122 559.0038 691.949 782 856 956 1046 1126.6566 1194.5439 1274 1340 1395 1575 1760.9526 1950 2200 0.233 0.239 0.232 0.221 0.2382 0.263648809 0.2687 0.2666 28 17.61 Pake-hodai subscription rate*2 43% (As of June 30, 2009) (Million subs.) 09/6 08/12 0 9/3 15.75 "Pake-hodai double" *1 Inclusive of "Pake-hodai full" and "Pake-hodai double" subsciptions *2 Pake-hodai subscription rate= No. of Pake-hodai subscriptions/Total FOMA i-mode subscriptions Video content Launched May 1, 2009 Total subs: Topped 550,000 Percentage of subs who have joined paid service after free trial period: Over 75% (As of July 21, 2009) 19.58 Growing faster than expected 13.95 13.40 08/9 08/6 5,838 packets 52,500 packets \490 \1,029 (After revision) \4,410 ~ ~ \390 4,650 packets Minimum rate to be lowered to \390/month from Aug. 1, 2009 "Pake-hodai*1" subscriptions"

"i-concier" subscriptions topped 1.8 million in July 2009 after its launch in Nov. 2008 Plan to make further functional enhancements to offer more personalized support Personalization "i-concier" 172 364 Functional enhancement by linking "i-concier" with location data Planned for FY2009/2H Enrichment of community information content Enrich community-based content to deliver "personal" and "more relevant" information to each and every subscriber - Service examples (conceptual) - Provide notice of limited-time offers of a supermarket to people in the neighborhood Remind users of time of last train from nearest train station even if they are in different locations than usual Also aim to adopt B-to-B-to-C* model for delivery of information No. of "i-concier" content Future plans No. of subscriptions (Million subs.) 09/6 08/12 09/3 0.5 1.0 1.5 08/12 09/3 09/6 10/3() 30 93 160 380 30 100 160 3.8 1.56 0.93 0.30 Topped 1.8 million (As of July 21, 2009) At service launch (Nov. 19, 2008) (As of July 22, 2009) * B to B to C:Business to Busines s to Consumer

Address social issues Leverage DOCOMO's strengths Establish infrastructure for delivering personal medical information using mobile communications Health care/medical information delivery service Remote medical support Health care business Establish infrastructure for information collection by combining sensing technologies with mobile communications Environmental sensing Eco-life support (energy-saving support) Environment/ecology business Social Support (1) Establish infrastructure that enhances efficiency of information distribution in such areas as environment/ecology, safety/security and health care/medical management and develop into commercial business to contribute to sustainable growth of society Social Platform Safety/security business Health care business Finance/ payment business Environment/ ecology business Education support business Further diversify services and businesses in finance and payment fields Promotion of mobile CRM* New convergence service in the field of finance Finance/payment business Environmental support by rolling out sensing infrastructure Medical support, Wellness support Mobile remittance service * CRM:Customer Relationship Mana gement

Launched various new services to secure new revenue sources Established AEON Marketing to offer CRM solutions Social Support (2) (Launched July 21, 2009) (Health management platform) User docomo Partner Mobile remittance service (CRM solutions) AEON Marketing Co., Ltd. Receive bargain information Mobile member Purchase at store or online Authentication via mobile member certificate and pay by cash or mobile, etc. Mobile business Club support business Marketing business Timely information delivery Member data operation & management Identification of customer needs "Deliver information tailored to each customer in a timely manner" Mobile member ( Launched June 1, 2009 ) Wellness support (Established July 24, 2009) AEON Marketing Co., Ltd. Mobile member Advice from public health nurse, nutritionist, etc. Automatic data transmission Vital data Various health services (Analysis of vital data, etc) Wellness support server (Vital data collection center) Measure vital data using health equipment and read data by mobile phone Enables subscribers to use their mobile phone to remit money to another DOCOMO user

SLIDE No. 19

Converged Services

- **Prepared for provision of new values using Femto BTS for service delivery**

Converged services


Internet
Content/service provider
DOCOMO network
Broadband network
Femto BTS

Developed high-performance Femto BTS



HSPA*-enabled

To be introduced from **Autumn 2009** or beyond

* HSPA (High Speed Packet Access) is a general term for HSDPA and HSUPA

(1) Stable communications environment (dedicated use of bandwidth)

【Planned launch】 Autumn 2009

High-quality & large-capacity content e.g., video and music



Viewing of high-resolution video

(2) Life/behavior support

【Planned launch】 Autumn 2009

Delivery of information and services linked with user location (inside or outside Femto area)


[Notice] Steve has returned home

Ex) Return to home notice between family members


Limited-time sale from 15:00-17:00 today. With a ¥500 discount coupon!
ABC Supermarket

Ex) Delivery of flyer/coupon

(3) Convergence with home appliances (for future)

Remote control of home appliances


Home
From outside
dlna

RESULTS FOR 1Q OF FY2009 19 / 35

SLIDE No. 20

Global Expansion

- **Deployed new products/services in collaboration with overseas operators**
- **Newly created DOCOMO Support Desk to strengthen overseas customer support**

India (TTSL)

TATA

Actions aimed at enhancing enterprise value of investee

- Business & Technology Cooperation Committee (BTCC)
- Board representation/employee secondment
- GSM network roll-out support
- Cooperation for value-added service development

New service brand for GSM (TATA DOCOMO)

TATA DOCOMO

▻ GSM service launched in South India on June 24, 2009. Acquired 1.8 million subs* in 1 month after launch

▻ "i-channel" trial launched simultaneously

* Over 50% market share of net additions in circles where GSM service has been launched

Mutual Cooperation

Telefónica



Collaborated with Telefonica (Spain) for handset verification, etc. in the procurement of T-01A handsets

Manga content delivery

MANGA MODE™ ("MANGA MODE")

Distributes Japanese *manga* comics from our wholly-owned European subsidiary, DOCOMO Netherlands B.V. via Bouygues Telecom's (France) mobile portal site

(Started June 11, 2009)

DOCOMO Support Desk

■ **Services**

- Support for short-term travelers
- DOCOMO handset reservation for Japanese expats returning to Japan
- Introduction of mobile services to Japanese nationals living abroad docomo

(DOCOMO Support Desk London)

London Desk (May 29, 2009)	New York Desk (Early Sept. 2009 Planned)

RESULTS FOR 1Q OF FY2009 20 / 35

Attractive Handset Lineup Provision of handsets attuned to the needs of individual customer 2009 Summer model i-appli touch Ease of use Gaming between two phones only by holding close together: Voice-input mail Exportable settings for handover to new handset 18 models (56 colors) Enables i-appli versus games between multiple handsets using local connection through simple Bluetooth pairing New features

SLIDE No. 22

Attractive Handset Lineup

- Enriched lineup of smartphones to expand market and acquire new subscriptions
- Revise "Biz-hodai double" rates to allow customers to use smartphones free of concerns about phone bill

Smartphone

Wide array of Google mobile services accessible from a single handset!



HT−03A



You
Tube
31

Comfortable Internet browsing



T−01A

- 4.1-inch VGA screen
- Full touch-panel screen
- 1GHz high-performance CPU
- Windows Mobile® 6.1-enabled

"Biz-hodai double"

Smartphone data plan will also be revised to make our service more affordable and easier to use!
(to be applied from Aug. 1, 2009)



¥5,985
¥1,029
¥490
390円
(After revision)
4,650 packets
5,838 packets
71,250 packets
Minimum rate to be lowered to ¥390/month from Aug. 1, 2009

RESULTS FOR 1Q OF FY2009 22 / 35

LTE Received LTE license on June 10, 2009 Started preparations toward roll-out (Service launch planned for 2010/12) 3G area LTE area Roll-out first from areas where demand for high-speed access is high Introduce LTE first using 2GHz band spectrum, and then expand to 1.5GHz band Start service with card-type devices Handset type to be offered from 2011 or beyond High-speed access within LTE areas Offer benefits of nationwide 3G coverage Coverage Devices/Handsets Spectrum Aim to achieve by FY2014... Area coverage: Approx. 20,000 base stations covering Approx. 50% of populated areas in Japan 3G/LTE dual-mode devices CAPEX Plan Total capital expenditures for next 5 years (up to FY 2014) estimated to be \300-400 billion

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved.

(1) Development and evolution of personalized services (2) Deployment of social support services (3) Introduction and promotion of converged services (4) Expansion and promotion of video services (5) Introduction of LTE and evolution of network (6) Further advancement of handsets: Adoption of open OS handsets (7) Initiatives to realize handset/network collaboration (8) New value creation leveraging peta-mining technology <basic research> (9) Expansion of global businesses (10) Promotion of investments/alliances in Japan Principal "Challenge" Items

US GAAP 2007/4-6(1Q) 2008/4-6(1Q) 2009/4-6(1Q) 2010/3(Full year forecast) Cellular services revenues (voice, packet) 1032.7 936.4 881.9 3449 PHS revenues 3.8 - - - Other revenues 25.8 41.1 59.9 269 Equipment sales revenues 120.6 192.8 143 664 1,170.2 4,382.0 -7.3% (Billions of yen) (Billions of yen) "International services revenues" are included in "Cellular services revenues (voice, packet)". Operating Revenues 1,084.8

US GAAP 2007/4-6(1Q) 2008/4-6(1Q) 2009/4-6(1Q) 2010/3(Full year forecast) (Incl.) Other non-personnel expenses 177.0 189.3 195.9 867.0 (Incl.)Revenue-linked expenses* 456.5 354.7 307.8 1326.0 Non-personnel expenses 633.5 544 503.7 2193 Communication network charges 88.1 82.3 77.7 302 Loss on disposal of property, plant and equipment and intangible assets 7.6 6 8.3 45 Depreciation and amortization 177.1 168.5 169 710 Taxes and public duties 9.8 9.7 9.9 39 Personnel expenses 62.8 63.2 64.4 263 873.8 3,552.0 -4.7% Operating Expenses (Billions of yen) (Billions of yen) *Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point service 832.9

2007/4-6(1Q) 2008/4-6(1Q) 2009/4-6(1Q) 2010/3(Full year forecast) Mobile phone business (Other) 16.7 20.3 14.5 90 Mobile phone business (mova) 2.7 2.6 2 5 Mobile phone business (FOMA) 106.9 115.6 105.8 454 PHS business 0.1 0 0 0 Other (information systems, etc.) 24.9 25.2 30.8 140 163.8 690.0 -6.5% Capital Expenditures (Billions of yen) (Billions of yen) 153.1

SLIDE No. 30

Operational Results and Forecasts

				2008/4-6 (1Q) (1)	2009/4-6 (1Q) (2)	Changes (1)→(2)	2010/3 (Full year forecast)
Cellular Phone	No. of Subscribers (1,000)*			53,629	54,864	+2.3%	55,760
	mova			8,429	4,618	-45.2%	2,780
	FOMA			45,200	50,246	+11.2%	52,980
	i-mode			48,061	48,597	+1.1%	48,850
	Communication Module Service			1,466	1,518	+3.5%	1,610
	Market share(%)			51.7	50.6	-1.1 points	-
	Handsets sold (1,000) (including handsets sold without involving sales by DoCoMo)	Total handsets sold		4,946	4,344	-12.2%	-
		mova	New	23	4	-83.2%	-
			Replacement	17	2	-86.3%	-
		FOMA	New	1,039	986	-5.0%	-
			Migration from mova	836	813	-2.8%	-
			Other**	3,032	2,538	-16.3%	-
	Churn rate (%)			0.51	0.44	-0.07 points	-
	ARPU (FOMA+mova) (yen)***			5,890	5,440	-7.6%	5,280
	MOU (FOMA+mova) (minutes)***			137	135	-1.5%	-

*Communication Module Service subscribers are included in the number of cellular phone subscribers in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscribers.)

** Other includes purchases of additional handsets by existing FOMA subscribers.

*** For an explanation of MOU and ARPU, please see Slide 34 of this document, "Definition and Calculation Methods of MOU and ARPU".

RESULTS FOR 1Q OF FY2009 30 / 35

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 09/4-6(1Q) Softbank -7 2 12 6 3 7 17 23 39.76 47.89 47.1 44.22 56.88 44 37 38.1 32.3 KDDI 51 52 44 46 48 47 73 54 38.95 39.73 28.35 35.65 -3.7 12.4 9.9 17.6 15.3 DoCoMo 56 45 44 48 49 46 10 23 16.78 7.51 17.53 10.78 26.09 26 22 26.8 26.3 EMOBILE 4.5 4.86 7.02 9.35 20.74 17.6 31.1 17.5 26.2 KDDI 51 52 44 46 48 47 73 54 41 Softbank -7 2 12 6 3 7 17 23 42 DOCOMO's market share of net additions in FY2009/1Q was 26.3% SoftBank FY2007 FY2008 au EMOBILE docomo FY07 full-year net adds share : 12.8% FY08 full-year net adds share : 25.5% Source of data used in calculation: Telecommunications Carriers Association (TCA) Market Share of Net Additions (%) FY2009 FY2009

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 09/4-6(1Q) MOU (left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 Year-on-year changes in MOU (right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 MOU for FY2009/1Q was 135 minutes (Down 1.5% year-on-year) Cellular (FOMA+mova) MOU Full-year MOU: 138 minutes (Down 4.2% year-on-year) Full-year MOU: 137 minutes (Down 0.7% year-on-year) For an explanation of MOU, please see Slide 34 of this document, "Definition and Calculation Methods of MOU and ARPU". (%) (minutes) FY2009

Operating Income: Progress to Forecast (Comparison with 1Q of previous fiscal years) 2003/1Q 2004/1Q 2005/1Q 2006/1Q 2007/1Q 2008/1Q 2009/1Q (?) 30.6 35.3 34.5 35.3 25.2 35.7 30.3 ??(?) 30.6 35.3 34.5 35.3 25.2 35.7 30.3 (%) * * Progress to FY2009 full-year forecast Progress of FY2009/1Q operating income to full-year forecast: 30.3% FY2009 full-year forecast: \830.0 billion FY2009/1Q operating income (actual): \251.8 billion 30.6% 35.3% 34.5% 35.3% 25.2% 35.7% 30.3%

Definition and Calculation Methods of MOU and ARPU MOU (Minutes of Use): Average monthly communication time per subscription. ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA+mova) Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)} / No. of active subscriptions (FOMA+mova) i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA+mova)) Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA) Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA) i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA)) Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova) i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active subscriptions (i-mode (mova)) Number of active subscriptions used in ARPU and MOU calculations are as follows: Quarterly data: sum of "No. of active subscriptions in each month"* of the current quarter Half-year data: sum of "No. of active subscriptions in each month"* of the current half Full-year data: sum of "No. of active subscriptions in each month"* of the current fiscal year * "No. of active subscriptions in each month": (No. of subs at end of previous month + No. of subs at end of current month)/2 The revenues and no. of subscriptions of Communication Module Services are not included in the above calculation of ARPU and MOU.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

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